FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                           REPORT OF FOREIGN ISSUER


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934




                          For the month of December, 2005


                                 UNILEVER N.V.
                (Translation of registrant's name into English)

     WEENA 455, 3013 AL, P.O. BOX 760, 3000 DK, ROTTERDAM, THE NETHERLANDS
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

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Exhibit 99 attached hereto is incorporated herein by reference.


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                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                          UNILEVER N.V.

                                                         /S/ A. BURGMANS
                                                         By  A. BURGMANS
                                                             CHAIRMAN


                                                        /S/ J.A.A. VAN DER BIJL
                                                        By  J.A.A. VAN DER BIJL
                                                            SECRETARY

Date: December 15, 2005

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                          EXHIBIT INDEX
                          -------------

EXHIBIT NUMBER            EXHIBIT DESCRIPTION

99                        Notice to Euronext, Amsterdam dated 15 December, 2005
                          Financial Calendar 2006

Exhibit 99


                         UNILEVER FINANCIAL CALENDAR 2006

The payment timetable for Unilever 2005 final dividends and the 2006 interim dividends on ordinary shares will be as follows:



FINAL FOR 2005             UNILEVER NV             NV NEW YORK SHARES
Proposal Announced         9 February 2006         9 February 2006
Declaration (at AGM*)      8 May 2006              8 May 2006
Ex-dividend date           10 May 2006             10 May 2006
Record date                9 May 2006              12 May 2006
Payment date               12 June 2006            12 June 2006

FINAL FOR 2005             UNILEVER PLC            PLC ADRS
Proposal Announced         9 February 2006         9 February 2006
Declaration (at AGM*)      9 May 2006              9 May 2006
Ex-dividend date           17 May 2006             17 May 2006
Record date                19 May 2006             19 May 2006
Payment date               12 June 2006            12 June 2006

INTERIM FOR 2006           UNILEVER NV             NV NEW YORK SHARES
Announced                  2 November 2006         2 November 2006
Ex-dividend date           3 November 2006         3 November 2006
Record date                2 November 2006         7 November 2006
Payment date               4 December 2006         4 December 2006

INTERIM FOR 2006           UNILEVER PLC            PLC ADRS
Announced                  2 November 2006         2 November 2006
Ex-dividend date           8 November 2006         8 November 2006
Record date                10 November 2006        10 November 2006
Payment date               4 December 2006         4 December 2006





UNILEVER NV cumulative     Announced         Ex-dividend date   Record date       Payment date
preference shares

4%                         8 December 2006   11 December 2006   8 December 2006   2 January 2007

6% and 7%                  8 September 2006  11 September 2006  8 September 2006  2 October 2006




OTHER KEY FINANCIAL DATES FOR 2006

Financial results will be published at 08.00hrs CET/07.00hrs UK time on the following dates:

Q4     Thursday, 9 February 2006

Q1     Thursday, 4 May 2006

Q2     Thursday, 3 August 2006

Q3     Thursday, 2 November 2006

Q4     Thursday, 8 February 2007



*) The Annual General Meetings of Unilever NV and Unilever PLC will be held on Monday, 8 May 2006, and Tuesday 9 May 2006 in Rotterdam and London respectively.


SAFE HARBOUR STATEMENT: This announcement may contain forward-looking statements, including 'forward-looking statements' within the meaning of the United States Private Securities Litigation Reform Act of 1995. Words such as 'expects', 'anticipates', 'intends' or the negative of these terms and other similar expressions of future performance or results and their negatives are intended to identify such forward-looking statements. These forward-looking statements are based upon current expectations and assumptions regarding anticipated developments and other factors affecting the Group. They are not historical facts, nor are they guarantees of future performance. Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements, including, among others, competitive pricing and activities, consumption levels, costs, the ability to maintain and manage key customer relationships and supply chain sources, currency values, interest rates, the ability to integrate acquisitions and complete planned divestitures, physical risks, environmental risks, the ability to manage regulatory, tax and legal matters and resolve pending matters within current estimates, legislative, fiscal and regulatory developments, political, economic and social conditions in the geographic markets where the Group operates and new or changed priorities of the Boards. Further details of potential risks and uncertainties affecting the Group are described in the Group's filings with the London Stock Exchange, Euronext Amsterdam and the US Securities and Exchange Commission, including the Annual Report and Accounts on Form 20-F. These forward-looking statements speak only as of the date of this document. Except as required by any applicable law or regulation, the Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Group's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.